Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

June 20, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Kim
Stephen Krikorian
Marion Graham
Mitchell Austin

Re:	Platinum Analytics Cayman Limited
Registration Statement on Form F-1
Filed May 9, 2025
File No. 333-287134

Dear Messrs. Kim, Krikorian, Graham, and Austin:

On behalf of our client, Platinum Analytics Cayman Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated May 21, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1. Contemporaneously, we are filing the Amendment No. 1 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1 we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1

Taxation, page 80

1.	You state here that the statements made regarding Cayman Islands tax considerations are the opinion of Ogier, your Cayman Islands legal counsel. Please file the tax opinion as an exhibit or advise.

Response: The Company notes the Staff’s comment and has filed the tax opinion as Exhibit 8.1 (included in Exhibit 5.1).

United States Securities and Exchange Commission June 20, 2025 Page 2

Exhibits

2.	We note that the legality opinion filed as Exhibit 5.1 is not dated. Please file a signed and dated legality opinion prior to effectiveness.

Response: The Company notes the Staff’s comment and has re-filed Exhibit 5.1-signed and dated.

Please call me at 212-407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc: Huiyi Zheng, Chief Executive Officer and Director of Platinum Analytics Cayman Limited